*** TEXT OMITTED AND FILED SEPARATELY**
CONFIDENTIAL TREATMENT REQUESTED
UNDER 17C.F.R. SECTION 200.80(B)(4),
200.83 AND 240.24b-2

163872-6

SIXTH AMENDMENT TO UNITED EXPRESS AGREEMENT

This Amendment to the United Express Agreement (the "**Amendment**") is effective as of September 22, 2008 by and between **UNITED AIR LINES, INC**., a Delaware corporation, with its operations center located at 1200 East Algonquin Road, Elk Grove Township, Illinois 60007 ("United"), and **MESA AIR GROUP, INC.**, a Nevada corporation, having its principal mailing address at 410 N 44th St. Suite 700, Phoenix, AZ 85008 ("**Mesa**" or "**Contractor**").

WHEREAS, the parties previously entered into that certain Amended and Restated United Express® Agreement, dated as of January 28, 2004 (United Contract # 163872) as amended on June 3, 2005 (the "**First Amendment**"), March 7, 2005 (the "**Second Amendment**", August 28, 2007 (the "**Third Amendment**"), August 28, 2007 (the "**Fourth Amendment**"), February 6, 2008 (the "**Fifth Amendment**") (collectively, the "**Agreement**"); and

WHEREAS, pursuant to Article XXXI of the Agreement, the parties may modify or amend the Agreement; and

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

I. DEFINITIONS

A. Defined Terms. Capitalized terms used in this Amendment and not otherwise defined in this Amendment shall have the meanings assigned to them in the Agreement.

II. SCOPE, TERM, and CONDITIONS

A. Mesa agrees to implement the Aerodata variable mach speed cruise program (the "Aerodata Program") on the United CRJ200 and CRJ700 aircraft no later than October 1, 2008. United will bear all start up and recurring costs for this United aircraft initiative. The start up costs are estimated to be [*]. As of September 2008, the recurring costs are [*]. These costs shall be considered as [*] under the Agreement, and Mesa will pass these costs through to United as part of the monthly reconciliation process.

B. Mesa agrees to provide United monthly performance reports (identifying utilization of Aerodata product) no later than October 31, 2008 to ensure that all of the United CRJ200 and CRJ700 flights are being released and flown using the Aerodata Program.

C. United reserves the right to terminate the Aerodata Program at any time and for any reason, [*], and upon the effective date of Mesa's termination with Aerodata, United will no longer reimburse Mesa for any [*] or other costs associated

therewith. Aerodata has confirmed there are no associated termination costs for the Aerodata Program.

III.   MISCELLANEOUS. Except as otherwise amended herein, the Agreement will remain in full force and effect. The terms of this Amendment are deemed to be incorporated in, and made a part of, the Agreement. This Amendment may be executed in any number of counterparts, by original or facsimile signature, each of which when executed and delivered shall be deemed an original and such counterparts together shall constitute one and the same instrument.

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